Exhibit 99.1

IGI Named ‘Reinsurance Company of the Year’ at the 7th Middle East Insurance Industry Awards

HAMILTON, Bermuda, November 23, 2020 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today announced that it has been named ‘Reinsurance Company of the Year’ at the Middle East Insurance Industry Awards (MIIA), held virtually on November 22, 2020.

The MIIA, organised by the Middle East Insurance Review and supported by the Dubai International Financial Centre (DIFC), the DIFC Insurance Association, Afro-Asian Federation of Insurance and Reinsurance (FAIR) and the General Arab Insurance Federation (GAIF), are held annually to recognise and reward excellence in the insurance and reinsurance sector in the MENA region. The 23 MIIA judges selected winners from more than 200 entries, with results independently audited by EY.

IGI was noted for its leadership standards, underwriting discipline, efficient claims service, diversity and inclusion initiatives, and corporate social responsibility, including support of cancer research and educational scholarships.

IGI Chairman and CEO Wasef Jabsheh said, “I am delighted that IGI has been named ‘Reinsurance Company of the Year’ at the MIIA. This important award is a testament to each and every one of our people who have worked so hard and maintained focus in what have been very challenging times. Well done to all our people.”

“2020 has been a pivotal year for us,” Mr. Jabsheh said. “In our nearly 20 years in business, we have grown into a truly international U.S.-listed public insurance and reinsurance partner, while maintaining our Middle Eastern roots and our commitment to the MENA region. Our performance so far this year has been very strong, and I have no doubt that, barring any unexpected events prior to the end of this year, our 2020 results will clearly demonstrate what we are capable of.”

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About IGI:

IGI is an international specialist commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI is an entrepreneurial business with a worldwide portfolio of energy, property, general aviation, construction & engineering, forestry, ports & terminals, marine cargo, marine trades, financial institutions, general third party liability, legal expenses, professional indemnity, marine liability, political violence, and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, information regarding our estimates of losses for catastrophes and other large losses including losses related to the COVID-19 pandemic, measurements of potential losses in the value of our investment portfolio, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, our growth prospects, and valuations of the potential impact of movements in interest rates, credit spreads, equity securities' prices and foreign currency rates. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the potential inability to recognize the anticipated benefits of the business combination with Tiberius; (5) the outcome of any legal proceedings that may be instituted against the parties in connection with or related to the business combination with Tiberius; (6) the potential effects of the COVID-19 pandemic; (7) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (8) other risks and uncertainties indicated in IGI’s annual report on Form 20-F for the year ended December 31, 2019, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:
Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, PR & Marketing Manager

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.AbuJaber@iginsure.com